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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549





                         SCHEDULE 13D
                        (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(a)





                Community National Corporation
                     -----------------------
                        (Name of Issuer)


            Common Stock, Par Value $1.00 Per Share
            ---------------------------------------
                 (Title of Class of Securities)


                           204000 10 0
                           -----------
                          (CUSIP Number)


                            Pat Carnal
                           P.O. Box 680
                      31 Natchez Trace Drive
                     Lexington, Tennessee 38351
                         (901) 968-6649
          ---------------------------------------------
          (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                        March 12, 1998
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


     If the filing persons has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  [   ]
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CUSIP No.  204000 10 0                               SCHEDULE 13D

1.     Name of Reporting Person:

         Pat Carnal

2.     Check the appropriate box if a member of a group:
         Not Applicable

          (a)  [   ]
          (b)  [   ]

3.     SEC use only:

4.     Sources of funds:  PF

5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e):  [   ]

6.     Citizenship or place of organization:  United States

Number of         7.    Sole Voting Power: 65,812
shares
beneficially      8.    Shared Voting Power: 0
owned by
each              9.    Sole Dispositive Power:   65,812
reporting
person with      10.    Shared Dispositive Power: 0

11.    Aggregate amount beneficially owned
       by the reporting person: 65,812

12.    Check box if the aggregate amount in Row 11 excludes
       certain shares:  [   ]

13.    Percent of class represented by amount in Row 11: 9.23% *

14.    Type of reporting persons:  IN


* Based on 712,877 shares issued and outstanding as of March 26,1999.


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Item 1.     Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Community National Corporation (the "Issuer"), whose executive offices are located at 19 Natchez Trace Drive, Lexington,
Tennessee 38351.

Item 2.     Identity and Background.

     (a)    The names of the person filing this statement is Pat
Carnal (the "Reporting Person").

     (b)    The residence address of the Reporting Person is 230
Beasley Drive, Lexington, Tennessee 38351.

     (c) The Reporting Person is president and owner of the Carnal-Roberts Agency, an insurance agency, and his business address is P.O. Box 680, 31 Natchez Trace Drive, Lexington,
Tennessee 38351.

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)   The Reporting Person is a citizen of the United
States.

Item 3.    Source and Amount of Funds or Other Consideration.

     (a) In December 1992, the Reporting Person, with personal funds, acquired 10,694 shares of common stock of Lexington First Federal Savings Bank ("Lexington") in connection with Lexington's mutual to stock conversion and mutual holding company formation. In December 1997, Lexington First Federal Mutual Holding Company completed its second step conversion pursuant to which the Reporting Person's 10,694 Lexington shares were converted into 25,812 shares of Common Stock of the Issuer.

     (b) The Reporting Person acquired an additional 40,000 shares of Common Stock through the following open market purchases, using personal funds:

                                             Aggregate
Purchase      Amount of      Per Share         Dollar
  Date         Shares          Price           Amount
--------      ---------      ---------       ---------
3/12/98        10,000         $10.00          $100,000
3/30/98         5,000         $10.00          $ 50,000
4/22/98        15,000         $10.00          $150,000
4/22/98         5,000         $10.00          $ 50,000
5/6/98          5,000         $10.00          $ 55,000
               ------                         --------
     Total     40,000                Total    $405,000


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Item 4.     Purpose of Transaction.

     The shares covered by this statement were acquired and are held, or are expected to be acquired and held, solely for investment purposes. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to acquire other shares of the Issuer or to sell or otherwise dispose of some of the shares he beneficially owns.

     Other than in the Reporting Person's capacity as a director of the Issuer, the Reporting Person has no plans which relate to or would result in: (a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;(c)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;(d)any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;(e)any material change in the present capitalization or dividend policy of the Issuer;(f)any other material change in the Issuer's business or corporate structure;(g)changes in the Issuer's corporate charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or(j)any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) The Reporting Person may be deemed the owner of 65,812 shares of the Common Stock as of the date of this statement, representing 9.23%, based on 712,877 shares issued and outstanding as of March 26, 1999.

     (b) The Reporting Person has sole voting and dispositive power over 65,812 shares of the Common Stock of the Issuer.

     (c) The Reporting Person did not effect any transactions in the Common Stock during the past 60 days from the date of this statement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from a sale of, shares beneficially owned by the Reporting
Person.

     (e)   Not applicable.


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Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

     The Reporting Person has not entered into any material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

     Not applicable.


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                         SIGNATURES
                         ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 29, 1999

                                  /s/ Pat Carnal
                                  ----------------------
                                  Pat Carnal



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